
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 30, 2006

Mr. William W. Talafuse
Senior Vice President, interim Chief Financial Officer and Chief Accounting Officer
W&T Offshore, Inc.
Eight Greenway Plaza, Suite 1330
Houston, TX   77046

> **Re: W&T Offshore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-32414**

Dear Mr.Talafuse:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K, Filed on March 31, 2006</u>

<u>Financial Statements</u>

<u>Note 12 – Hurricanes Katrina and Rita, page 58</u>

1.   Considering the extent of your estimated costs to repair facilities damaged by
        hurricanes during 2005, it is unclear why you have not recorded an impairment
        charge for the damages sustained. Additionally, since you had not yet filed
        claims with your insurance provider, it is unclear how you determined that
        accruing a receivable for anticipated insurance recoveries in excess of your
        deductible was appropriate. Tell us how you determined that a loss would not
        need to be recognized to comply with the guidance in paragraph 8 of SFAS 5; and
        why you believe you had met the probability threshold for recognition of the
        insurance recovery under paragraph 17 of SFAS 5, paragraph 3 of FIN 30, and
        Issue 4 of AICPA Technical Practice Aid 5400.05.

<u>Note 18 – Oil and Gas Properties and Equipment, page 60</u>

2.   We note that you identify capitalized asset retirement obligations as a separate
        line item in your table of net capitalized costs for each year, which is somewhat
        contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to
        the asset to which an asset retirement liability relates. Accordingly, we believe
        that you should reclassify asset retirement costs to the related asset line items to
        which the corresponding asset retirement obligation relates. The amount of asset
        retirement costs included may be described in a footnote to the schedule, if so
        desired. You may refer to our February 2004 industry letter for guidance on
        related topics, accessible on our website at the following address:

                http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

3.   Expand your disclosures of oil and gas activities to include all of the information
        required under Rule 4-10(c)(7)(ii) of Regulation S-X, for companies accounting
        for oil and gas activities using the full cost method.

Note 21 – Subsequent Events, page 63

4.   Given the significance of your expected $1.3 billion acquisition of Kerr-McGee's conventional shelf properties in the Gulf of Mexico, as well as the probability of completing the transaction in the second or third quarter of 2006 that you express, tell us why you did not include financial statements for this business to be acquired in the Form S-3 that you filed on April 3, 2006, as would ordinarily be required under Rule 3-05 of Regulation S-X. Also advise as to whether you intended to include the delaying legend in that filing, as this appears to be inconsistent with Rule 473(d) of Regulation C.

5.   We note that your board of directors approved general and extraordinary cash bonuses pertaining to 2005, under your incentive compensation plan. Tell us how you concluded that certain portions of such bonuses, presumably relating to your 2005 activities, were not expensed in the corresponding period.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief